MISCHLER FINANCIAL GROUP, INC.
SEC ID No. 8-48067

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL SCHEDULE

As of December 31, 2019

The report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48067

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mischler Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bayside Drive, Suite 100
(No. and Street)

Corona del Mar	CA	92625
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Doyle L. Holmes, President (949) 720-0640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company, LLC
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd., 1000	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OATH OR AFFIRMATION

I, Doyle L. Holmes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mischler Financial Group, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Sheryl A. Urtusuastegui, Notary Public

Notary Public

SHERYL A. URTUSUASTEGUI
Commission No. 2242610
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Comm. Expires JUNE 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mischler Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mischler Financial Group, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 3 to the financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

p 714 380 6565 f 714 380 6566 535 Anton Blvd Suite 1050 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364

Supplemental Information

The supplemental information as of December 31, 2019 included in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information included in Schedule I is fairly stated, in all material respects, in relation to the financial statement as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

We have served as the Company's auditor since 1998.

Costa Mesa, California
March 2, 2020

MISCHLER FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2019
Current assets:	
Cash and cash equivalents	$ 3,954,778
Receivables from brokers, dealers and clearing organizations	2,070,638
Receivables from customers	25,000
Deposits with clearing organizations	6,005,989
Other receivables, net of allowance of $42,417	29,807
Prepaid expenses and other	103,809
Total current assets 12,190,021	
Operating lease right of use assets	915,127
Total assets	$13,105,148

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 661,576
Commissions payable	2,220,605
Related party borrowing	3,000,000
Current portion of operating lease liabilities	116,165
Total current liabilities	5,998,346
Operating lease liabilities, net of current portion	822,404
Commitments and contingencies	
Related party subordinated borrowings	2,000,000
Shareholders' equity:	
Series B preferred stock, no par value; 2,500 shares authorized; 970 shares issued and outstanding	3,000,000
Common stock, no par value; 12,940 shares authorized; 4,950 shares issued and outstanding	281,130
Retained earnings	2,003,268
Receivable from Series B preferred shareholder	(1,000,000)
Total shareholders' equity	4,284,398
	$ 13,105,148

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Mischler Financial Group, Inc. (the "Company") was incorporated in California on November 17, 1994 and commenced operations on March 17, 1995. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a licensed member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis with four broker-dealers and, accordingly, is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

From time to time, the Company enters into commission sharing arrangements with its customers whereby the Company will rebate a portion of its commissions earned back to its customers. All customer monies related to these commission sharing arrangements are held in a separate bank account for the exclusive benefit of the Company's customers. At all times, the balances in the bank account equal or exceed the balance due to its customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Registration

The Company must register with state departments which govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the states of California, Connecticut, and Massachusetts. Various regulatory requirements exist in the states with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in those states.

Concentrations of Credit Risk

Cash and Cash Equivalents

The Company maintains its cash and cash equivalent balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") and the Securities Investor Protection Corporation ("SIPC") . At December 31, 2019, the Company had amounts in these accounts in excess of the FDIC and SIPC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with institutional investors through an extensive approval process.

The Company's receivables are primarily due from brokers, dealers and clearing organizations and customers. The Company expects to collect amounts due because of these customers' history with the Company and the nature of the industry, although actual collections may differ from amounts recorded.

As of December 31, 2019, receivables from two clearing organizations and one primary broker dealer accounted for approximately 58% of the total receivables from brokers, dealers and clearing organizations. As of December 31, 2019, receivables from one institutional customer accounted for 100% of the total gross receivable from customers.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from broker, dealers and clearing organizations include amounts receivable arising from settled transactions.

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and will establish an allowance for doubtful accounts if necessary, based on the history of collections and current credit conditions. An allowance of $42,417 is deemed necessary at December 31, 2019.

Other Receivables

Other receivables consist primarily of receivables from employees, which are non-interest bearing and are due on demand.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally three years. Office equipment is fully depreciated.

Revenue Recognition

The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Commissions

The Company buys and sells securities on behalf of its customers and each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Underwriting

The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from the fees arising from securities offerings in which the company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy, net of estimated transaction-related expenses. Transaction-related expenses are estimated using the expected value method based on historical experience and known trends. These estimated amounts are recorded against the revenue to the extent it is probable that a significant reversal of revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Uncertainties are typically resolved within 90 days of the trade date and are recorded against revenue. The Company believes the trade date is the appropriate point in time to recognize net revenue for securities underwriting transactions as there are no

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

significant actions which the Company needs to take subsequent to this date and the issuer obtains control and benefit of the capital markets offering at that point at which time the performance obligation has been met.

Significant Judgments

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether constraints on variable consideration should be applied due to certain unforeseen events.

Practical Expedients

The Company expenses sales commissions when incurred because any amortization period is one year or less. The Company has no other contract costs that need to be considered for capitalization.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements in accordance with the accounting guidance for income taxes, including the estimated impact of the recently enacted Tax Cut and Jobs Act. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not that such assets will not be realized through future operations.

The Company recognizes any uncertain income tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had no amounts accrued for interest and penalties on its statement of financial condition at December 31, 2019.

The Company is subject to taxation in the U.S. and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2015.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements

As of December 31, 2019, the Company measures the fair value of certain of its financial assets on a recurring basis. The Company applies the fair value hierarchy of Accounting Standards Codification ("ASC") 820, *Fair Value Measurements*, to rank the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets and liabilities, quoted prices in the markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2019 all of the Company's financial assets are considered Level 1 assets.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectability of receivables, and the Company's share of transaction-related expenses in underwriting transactions. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2019, the Company's financial instruments include cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses, commissions payable and subordinated borrowings. The carrying amount of cash and cash equivalents, receivables from brokers, dealers and clearing organizations, receivables from customers, deposits with clearing organizations, other receivables, accounts payable and accrued expenses and commissions payable approximates fair value due to the short-term maturities of

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

these instruments. Based on borrowing rates currently available to the Company, the carrying value of subordinated borrowings approximates fair value. The fair value of the related party borrowing is not determinable due to the related-party nature of the transaction.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurement (Topic 820)*, changes to disclosure requirements for fair value measurement. The amendments of this update modify the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019. We are currently evaluating the potential impact of this ASU on the financial statements.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – OFFICE EQUIPMENT

Office equipment consisted of the following at December 31, 2019:

Furniture and fixtures	$ 60,713
Equipment	105,295
	166,008
Less accumulated depreciation	(166,008)
	$ -

NOTE 3 – LEASES

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). Under ASU 2016-02, lessees are required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right of use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

NOTE 3 – LEASES, continued

The Company adopted this new standard on January 1, 2019, using the alternative modified transition method, which requires a cumulative-effect adjustment, if any, to the opening balance of retained earnings to be recognized on the date of adoption with prior periods not restated. There was no cumulative-effect adjustment needed on January 1, 2019. The new standard provides a number of optional practical expedients in transition. The Company elected the following "package of practical expedients" when assessing the transition impact as the lessee as of January 1, 2019: (1) not to reassess whether any expired or existing contracts, contain leases; (2) not to reassess the lease classification for any expired or existing leases; and (3) not to reassess initial direct costs for any existing leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet as the Company recognize lease expense for these leases on a straight-line basis over the lease term.

The Company determines if an agreement contains a lease at inception. For agreements where the Company is the lessee, operating leases are included in operating lease right-of-use assets ("ROU") and operating lease liabilities on the statement of financial condition as of December 31, 2019. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less lease incentive received. The Company uses an estimated incremental borrowing rate based on its risk-free rate at the commencement date in determining the lease liabilities as its leases generally do not provide an implicit rate. Lease terms do not include options to extend or terminate when the Company is reasonably certain that the option will not be exercised. Lease expense is recognized on a straight-line basis over the lease term.

The Company leases its office spaces under non-cancelable operating leases and has a software services commitment which expires at various dates through 2026. Software services did not meet the definition of a lease per ASU 2016-02.

Supplemental balance sheet information, as of December 31, 2019, related to operating leases was as follows:

Weighted average remaining lease term (years)   7 years

Weighted average discount rate   2.4%

NOTE 3 – LEASES, continued

Approximate annual future minimum payments are as follows:

Years Ending December 31,	Office Leases	Software Services	Total
2020	$194,323	$1,227,140	$1,421,463
2021	143,002	254,130	397,132
2022	143,002	-	143,002
2023	143,002	-	143,002
2024	143,002	-	143,002
2025 and thereafter	250,253	-	250,253
	1,016,584	$1,481,270	$2,497,854

Less: imputed interest	(26,692)
Less: short term leases	(51,321)
(with remaining	$ 938,571
terms less than 12 months	
from January 1, 2019)	

NOTE 4 – RELATED PARTY SUBORDINATED BORROWINGS

The borrowings under related party subordination agreements at December 31, 2019 are as follows:

Related party subordinated notes, 8%, due March 28, 2020 $ 2,000,000

The related party subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The related party subordination agreements are scheduled to mature on March 28, 2020; however, the terms of the subordination agreements provide for the automatic extension of the maturity dates for an additional year, unless the subordinated note holders provide notification to the Company and FINRA, at least seven months prior to the scheduled maturity date, that such scheduled maturity date shall not be extended. The subordinated note holders did not provide notice to the Company and FINRA; therefore, the scheduled maturity date will be automatically extended for an additional year commencing March 28, 2020.

NOTE 5 – SHAREHOLDERS' EQUITY

Preferred Stock

The Company's Articles of Incorporation, as amended, authorizes the Company to issue 2,500 shares of no par value Series B preferred stock. Holders of the preferred stock have no voting rights except to alter or change the rights, preferences, privileges or restrictions of the Series B preferred shares. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of the Series B preferred stock are entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, the liquidation preferences per share as defined. If the assets to be distributed to the holders of the Series B preferred stock shall be insufficient to permit the payment to such shareholders of the full liquidation preference, then all of the assets of the Company to be distributed shall be distributed ratably to the holders of the preferred stock on the basis of the number shares of Series B preferred stock held. There are no redemption rights afforded the holders of Series B preferred stock. Dividends may not be declared for common shareholders unless the Company also declares dividends for the Series B preferred shareholders in equal amounts per share. Each Series B preferred shareholder may elect to defer any dividend payable to it.

Common Stock

The Company has two shares of Common Stock, "SDV Common Stock" and "Ordinary Common Stock". The Company's Articles of Incorporation, as amended, authorizes the Company to issue 6,470 shares of no par value common stock for each series of common stock. Each share of SDV common stock entitles the holder to one vote for each share held. The Company may not issue shares of Ordinary Common Stock or Series B preferred stock or any other security or securities exercisable or exchangeable for, or convertible into, shares of Ordinary Common Stock or Series B preferred stock, or enter into any contract or arrangement to issue any of the foregoing, if after giving effect to any issuance, contract, or arrangement, the number of issued and outstanding shares of Ordinary Common Stock and Series B preferred stock on a fully-diluted basis would exceed 49.0 percent of the then issued and outstanding shares of the Company capital stock of all classes and series in the aggregate.

As of December 31, 2019, the Company had 1,650 shares of Ordinary Common Stock and 3,300 shares of SDV Common Stock issued and outstanding.

NOTE 5 – SHAREHOLDERS' EQUITY, continued

Receivable from Series B Preferred Shareholder

The Company agreed to defer $1,000,000 of the purchase price of Series B preferred stock which has been recorded as Receivable from Series B Preferred Shareholder in shareholders' equity in the accompanying statement of financial condition. Promptly, and in any event within thirty days, after the end of the first full twelve calendar month period after the closing date, and after the end of each calendar month thereafter until the receivable has been paid, the Company will calculate its Net Profit (as defined) for such immediately preceding twelve calendar month period and deliver to the Series B Preferred Shareholder a copy of such calculation. If the Net Profit for such period was positive, the Series B preferred shareholders will promptly, and in any event within thirty business days, pay to the Company the $1,000,000. This amount was collected in February 2020.

Shareholders' Agreement

The Company has agreements with shareholders which provide for, among other things, the right of first refusal to purchase a shareholder's capital stock at specified prices under various circumstances, including death or permanent disability of the shareholder.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its directors, officers, employees and agents to the maximum extent permitted under the laws of the State of California. As part of the trade execution agreements entered into by the Company with different trading partners, the Company indemnifies some of its trading partners for various performance and non-performance issues. In connection with its facility leases, the Company has indemnified its lessors for certain claims arising from the use of the facilities. The duration of the guarantees and indemnities varies, and in many cases is indefinite. These guarantees and indemnities do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Purchase Commitments

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require it to purchase securities at

NOTE 6 – COMMITMENTS AND CONTINGENCIES, continued

a specified price. Securities underwriting exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2019, the Company had no open underwriting commitments.

NOTE 7 – RETIREMENT PLAN

The Company has a 401(k) profit sharing plan (the "Plan") in which all eligible employees, as defined, can elect to participate. Employees can contribute up to 75 percent of their earnings, up to allowable Internal Revenue Service limits, each year. Employer contributions to the Plan are at the discretion of the Company and vest over a six-year period. During the year ended December 31, 2019, the Company did not make any contributions to the Plan.

NOTE 8 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2019, under the most restrictive requirement, the Company had net capital of $5,541,236 which was $5,147,528 in excess of its minimum required net capital of $393,708. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1.

NOTE 9 – RESERVE REQUIREMENTS AND POSSESSION AND CONTROL STATEMENT FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraphs k(2)(i) and k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 (see Note 1). Because of such exemption, the Company is not required to prepare a determination of reserve requirements or possession and control statement for brokers and dealers by Rule 17a-13 and Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

NOTE 10 – RELATED PARTY TRANSACTIONS

See Notes 4 above for related party subordinated borrowings as of and during the year ended December 31, 2019.

During the year ended December 31, 2018 the Company entered into a master services agreement and a commission sharing and joint marketing agreement with an affiliate of the Series B preferred shareholder.

NOTE 10 – RELATED PARTY TRANSACTIONS, continued

As of December 31, 2019, the Company has commission payables of $1,002,812 and payables of $323,778 included in commissions payable and accounts payable and accrued expenses, respectively, in the accompanying statement of financial condition.

In May 2019, the Company entered into a $3,000,000 unsecured demand note with an affiliate of the Series B preferred shareholder. The note has interest at 3% per annum with principal and accrued interest due on demand.

MISCHLER FINANCIAL GROUP, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2019

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total shareholders' equity from statement of financial condition	$ 5,284,398	$ 4,284,398	$ (1,000,000)
Additions and/or credits:			
Related party subordinated borrowings allowable for net capital	2,000,000	2,000,000	-
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Receivables from brokers, dealers	584,546	584,546	-
And clearing organizations			-
Receivable from Series B preferred Shareholder	1,000,000	-	(1,000,000)
Other receivables	54,807	54,807	-
Prepaid expenses and other	103,809	103,809	-
Total deductions and/or charges	1,743,162	743,162	(1,000,000)
Net capital	5,541,236	5,541,236	-
Minimum net capital required	250,000	393,708	143,708
Excess net capital	$ 5,291,236	$ 5,147,528	$ (143,708)
Total aggregate indebtedness	$ 5,905,623	$ 5,905,623	$ -
Ratio of aggregate indebtedness to net capital	1.07 to 1	1.07 to 1	

Differences are due to the reclassification of the Series B preferred shareholder receivable between the Focus Report and Annual Report and to reflect the calculated amount of minimum Net capital requirement as of December 31, 2019.

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mischler Financial Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Mischler Financial Group, Inc., in which (1) Mischler Financial Group, Inc. (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
March 2, 2020

p 714 380 6565 f 714 380 6566 535 Anton Blvd Suite 1050 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364





MISCHLER FINANCIAL GROUP
INVESTMENT BANKING | INSTITUTIONAL BROKERAGE SINCE 1994

A Service Disabled Veteran Business Enterprise
MEMBERS FINRA, MSRB & SIPC

SDVOSB

1111 Bayside Drive, Suite 100, Corona del Mar, CA 92625 | Tel: (949) 720-0640 | Email: dholmes@mischlerfinancial.com

Mischler Financial Group, Inc.
Exemption Report

Mischler Financial Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15 c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2019 without exception.

I, Doyle Holmes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

....
Title: President
Mischler Financial Group, Inc.

Date: March 2, 2020

Main Trading Desk Tel: 800.993.3553 | 949.720.0640 | FAX: 949.720.0229
Corporate Headquarters: 1111 Bayside Drive | Corona del Mar, California 92625
Capital Markets Desk Tel: 203.276.6646 | Municipals Tel: 203.276.6676
www.mischlerfinancial.com
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